PHELPS DODGE CORPORATION AND SUBSIDIARIES
Exhibit 11
COMPUTATION OF PER SHARE EARNINGS
(in millions except per share data)

	For the years ended
	December 31,
	2006	2005 (1)	2004 (1)
Income (loss) from continuing operations before cumulative effect of accounting changes	$3,035.9	1,583.9	1,023.6
Income (loss) from discontinued operations	(18.1)	(17.4)	22.7
Cumulative effect of accounting changes (2)	—	(10.1)	—

Net income	$3,017.8	1,556.4	1,046.3
Preferred stock dividends	—	(6.8)	(13.5)

Net income applicable to common shares	$3,017.8	1,549.6	1,032.8

Basic:
Weighted average number of common shares outstanding	202.4	195.7	186.7

Diluted:
Weighted average number of common shares outstanding	202.4	195.7	186.7
Weighted average common stock equivalents — stock options	0.3	0.7	1.9
Weighted average common stock equivalents — restricted stock	0.8	0.9	0.8
Weighted average conversion of mandatory convertible preferred stock	—	5.2	8.3

Diluted weighted average number of common shares outstanding	203.5	202.5	197.7

Basic earnings per common share:

Income (loss) from continuing operations	$15.00	8.06	5.41
Income (loss) from discontinued operations	(0.09)	(0.09)	0.12
Cumulative effect of accounting changes (2)	—	(0.05)	—

Basic earnings per common share	$14.91	7.92	5.53

Diluted earnings per common share:

Income (loss) from continuing operations	$14.92	7.82	5.18
Income (loss) from discontinued operations	(0.09)	(0.08)	0.11
Cumulative effect of accounting changes (2)	—	(0.05)	—

Diluted earnings per common share	$14.83	7.69	5.29

(1)	Weighted average shares and earnings per common share have been adjusted to reflect the March 10, 2006, two-for-one stock split.

(2)	The year ended December 31, 2005, included adoption of FIN 47, “Accounting for Conditional Asset Retirement Obligations-an interpretation of FASB Statement No. 143.